UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-SA

SEMI-ANNUAL REPORT for the six months ended June 30, 2019

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FEEL THE WORLD, INC.

D.B.A. XERO Shoes

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

255,433 Units consisting of:

79,351 Shares of Class A Voting Common Stock

and

176,082 Shares of Class B Non-Voting Common Stock

In this filing, references to the terms "we", "our", "us", "Feel The World, Inc.", "FTWI", "Xero Shoes®", "Xero", or "the Company" means Feel The World, Inc.

THIS FILING, PARTICULARLY THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS MD&A, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

2

Item 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Operating Results

We sell our footwear direct-to-consumers through our own website and through Amazon, retail stores, and international distributors.  Total sales less returns increased 23.6% in the six months ended June 30, 2019 when compared to the same period in 2018, growing from $4,261,193 in 2018 to $5,268,631 in 2019.  Although tariffs on footwear did not increase in the first half of the year, tariffs on other imported goods caused port congestion that delayed our spring shipments by five weeks. This resulted in lack of availability of many of our best-selling products. We responded to this situation by reducing the availability of our products on Amazon to provide the best selection to our direct channel and our wholesalers and distributers. As a result, we continued to experience significant increases across all of our distribution channels except for Amazon.

Our direct-to-consumer channel continues to represent the largest percentage of sales, delivering 65% of total sales in the six months ended June 30, 2019 versus 61% for the same period in the prior year. Sales through our distributors increased 124% in the first six months of 2019 when compared to the same period in 2018. Additionally, wholesale sales to retailers increased 45% in the first six months of 2019 when compared to the same period in 2018. Amazon sales dropped 27% as we strategically limited inventory to maximize profit and availability to key customers. Our comparative channel mix is as follows:

	Six months ended June 30
	2019	2018
% Amazon	14%	23%
% Direct-to-Consumer	65%	61%
% Wholesale	14%	12%
% Distributor	7%	4%

The percentages above are shown net of returns.

This increase in sales was driven by the continued expansion of types of footwear offered, our targeted consumer marketing campaigns and expansion of the locations where our footwear can be purchased. We also executed against three key strategies in the first six months of 2019:

•	Running a successful test of a key products in a large retailer (REI™);
•	Building the framework for a European distribution center to capitalize on high regional demand; and
•	Expanding our sales force in Asia.

Our rate of returns and exchanges continues to be at or below the industry standard due to the lower rate of returns on sandals in general.  We experience a lower rate of returns on the Direct-to-Consumer channel as compared to sales through Amazon. Although returns on both consumer channels increased slightly in the six months ended June 30, 2019 when compared to same period in the prior year, the overall return rate decreased as Amazon sales decreased as a percentage of total sales.  Our sales numbers are shown net of returns, however returns on our Direct-to-Consumer channel increased from 12.1% to 12.6% and through Amazon from 34% to 36% for the year six months ended June 30, 2019 and 2018, respectively as our sales of closed-toe shoes continue to increase.

3

Gross profit for the six months ended June 30, 2019 increased to $2,478,468 an 8% increase versus the same period in the prior year.  However, gross margin percentages decreased from 54% to 47%.  The decrease in margin is to due several factors including the significant growth in our wholesale and distribution channels, increased shipping costs, and strategic discounts on slower-moving product lines.  There was a slight increase in shipping costs relative to revenue due to a higher percentage of sales of heavier, closed-toe product sold on clearance, and the increased exchanges of product to customers.  This increased shipping expense is included in our cost of good sold.   Our margins on Amazon are lower than on the direct channel and have a higher return rate.

Total Operating Expenses increased 58% for six months ended June 30, 2019 from the same period in 2018 mainly due to additional payroll costs and marketing costs.  The company started 2018 with 21 employees and grew to 30 employees by June 30, 2019. The Company has taken the opportunity to focus employees on specific areas rather than broadly engaged in all aspects of the business.  As such, certain employee and lease expenses are now being allocated to Research & Development and Operations, where in the past, the Company did not have the ability to split those out from General and Administrative expenses.   The increases in Research & Development and Operations can be attributed to this change.

In addition to customer services costs, the Operations line item includes the costs related to our dedicated warehousing space that accommodates inventory to meet customer needs.   Management has made estimates to allocate the portion of the warehouse expenses relating to handling incoming inventory to Cost of Good Sold.

Sales and marketing expense increased by $685,509 in the six months ended June 30, 2019 compared to the same period in the prior year.  Our return on advertising investment was lower than anticipated due to the aforementioned inventory shortfalls. As product receipt dates continued to be delayed, return on advertising spend declined due to the continued unavailability of product and uncertainty around delivery dates. To maintain customer engagement, the Company had to continue to invest in its Facebook and strategic search word purchases in anticipation of product receipt. Additionally there was an increased focus on marketing to support our wholesale and distributor channels.

The Company has continued to monitor the health of the brick and mortar retail distribution model and continues to have increased emphasis on the direct-to-consumer channel.   In 2019, we ran tests with REI™ to determine the sales potential. As a result of that test, we have formed a relationship with REI™ who has placed an $800,000 order for 2020. We continually evaluate opportunities to enter additional brick and mortar retail locations.  The Company also continues to measure the customer acquisition costs to determine the most efficient and productive distribution channels.

Research and development expenses for the six months ended June 30, 2019 increased $92,476 over the same period prior year due to additional headcount being added and allocation of direct expenses that were previously in general and administrative costs.

4

Interest expense decreased significantly in the six months ended June 30, 2019 when compared to the same period in the prior year. This was the result of a new borrowing structure that reduced the interest rate while increasing our borrowing capacity.

For the six months ended June 30, 2019, the Company had a loss from Operations of $226,545.   This was caused by several occurrences.

•	To support the customer response to our test at REI™, the Company had to divert a significant amount of its best-selling sandal inventory to meet the demand. This caused overall lower margin as direct-to-consumer sales were replaced with wholesale sales, in additional to causing out-of-stock situations online.
•	As previously mentioned, additional out-of-stock situations were caused by transportation delays that were a direct result of non-footwear tariffs. Due to the ongoing uncertainty around delivery schedules, the Company had to continue to heavily invest in online advertising.
•	The transportation delay caused out-of-stock situations that contributed to significant lost revenue.
•	The Company continued to make strategic investments in advertising to support brick and mortar expansion and foundational funding to support global distributor expansion.

Though tariff uncertainties caused additional product delivery delays in July of 2019 that will impact revenue for the second half of the year, Management has adjusted its future ordering schedule to minimize further potential tariff-related delivery delays, and expects revenue growth rates for 2020 to return to historical levels. Management has experienced success through its expansion of the sales season, price points and distribution channels.

It will continue to plan to grow with the following strategies:

-Continued expansion of the sales season:

Sales of closed-toe shoes and boots has been welcomed by new and existing customers. Closed-toe shoes allow the Company to shift from primarily spring/summer sandal sales to year-round active footwear sales.

-Expansion of price points:

As the Company has expanded products into more closed-toe shoes, we have experienced an increase in Average Order Value (AOV). The AOV in the first six months of 2019 dipped slightly from the same period in the prior year due to the transportation delays causing out-of-stock situations. AOV dropped from $84.10 to $81.97 when comparing the two periods, as the Company was not able to keep several best-selling higher price point shoes in stock.

-Additional sales channels:

In the first six months of 2019, the products performed well in a test with REI™, a large, national retailer. REI™ has now placed an order for the upcoming season. Additionally, the Company has capitalized on the interest in our vision in Europe and has created a European Union subsidiary to distribute in the EU starting in 2020. As discussed above, the Company has seen a 124% increase in sales through distributors and a 45% increase in sales through wholesalers.

5

(b) Liquidity and Capital Resources

As committed, the Company used the approximate $1,000,000 raised in its 2017 offering to continue marketing, fund inventory, and add headcount to support the business growth.

In September 2018, the Company refinanced with Chase to replace its existing mix of interest-only, short-term and amortized long-term debt with a $2,318,000, 10-year amortizable loan accompanied by a $50,000 line of credit .

To support the expansion of the wholesale channel, the Company has negotiated several working capital arrangements including:

•	A continuing $500,000 line of credit with UPS; and
•	A new $400,000 line of credit with Chase effective July 2019.

Please see the debt footnote to the financial statements for additional disclosures.

There are no long-term commitments, other than the debt listed in the accompanying financial statements that would limit the Company's ability to use its current capital.  The Company is currently exploring all methods of debt and equity financing. The Company has an established history of fulfilling all of its loan obligations on time.

(c) Trend Information

Sales are projected to continue to increase with growth driven by the expansion of products, markets and channels.   The Company has begun to see success in the expansion into brick and mortar retail locations. It will look to expand further into that channel based upon the results. This will cause product margins to decline in exchange for increased volume.  Because of the strong growth of the e-commerce sector, the Company plans to continue to invest heavily in direct-to-consumer marketing.

Effective September 1, 2019, an additional 15% tariff was applied to all of our footwear products. To mitigate the impact, we are evaluating multiple strategies including modifications to product construction, changes in our product mix, and re-negotiating supplier agreements. We will also be expanding our international footprint to mitigate the tariff impact.

Inventory levels at June 30, 2019 of $1,593,450, although higher than December 31, 2018 are lower than $1,840,260 at June 30, 2018. The inventory levels are cyclical depending on time of year and new product releases. The inventory levels in the first six months of 2019 were lower than desired to the tariff issue discussed above. Because of the perennial nature of the industry, the Company does not anticipate the inventory will go out of style.  Additionally, as the Company increases the number of styles of shoe that it manufactures, it is required to increase the total inventory to accommodate the sales fulfillment in each of these styles.  This expansion required increased inventory to support the launch of new styles and continued sales of existing styles.

The Company anticipates net revenues for the year ended December 31, 2019 will increase to $11.5 Million.  As the Company is pursuing various expansion strategies across multiple channels and regions, it is not providing guidance on projected EBITDA.

Item 2. OTHER INFORMATION

None

6

Item 3. Financial Statements

Feel The World, Inc.

A Delaware Corporation

Financial Statements

For June 30, 2019 and the six months then ended

FEEL THE WORLD, INC.

7

FEEL THE WORLD, INC.

BALANCE SHEETS

For the six months ended June 30, 2019 and the year ended December 31, 2018

	June 30, 2019	December 31, 2018
ASSETS
Current Assets:
Cash and cash equivalents	$904,300	$1,149,971
Accounts receivable	149,861	23,614
Lease receivable	73,160	73,160
Inventory assets	1,593,450	1,322,464
Inventory in transit	225,276	900,616
Income tax receivable	56,466	52,596
Prepaid expenses	30,771	59,908
Total Current Assets	3,033,284	3,582,329
Non-Current Assets:
Property and equipment, net	279,896	246,289
Deferred tax asset	93,676	22,634
Intangible assets	8,933	8,933
Deposits	13,405	13,405
Total Non-Current Assets	395,910	291,261
TOTAL ASSETS	$3,429,194	$3,873,590

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities:
Accounts payable	$165,126	$171,880
Accrued expenses	114,067	105,496
Customer deposits	122,388	251,043
Related party advances	242	8,584
Deferred lease payable, current portion	77,861	78,592
Term loan (SBA), current portion	182,130	176,716
Total Current Liabilities	661,814	792,311
Long-Term Liabilities:
Deferred lease payable, net of current portion	33,395	38,621
Term loan (SBA), net of current portion	1,946,815	2,022,403
Total Long-Term Liabilities	1,980,210	2,061,024
Total Liabilities	2,642,024	$2,853,335
Stockholders’ Equity (Deficiency):
Preferred stock, $0.0001 par, 10,000,000 shares authorized, 0 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively.	—	—
Class A common stock, $0.0001 par, 20,000,000 shares authorized, 6,079,351 and 6,079,351 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively.	608	608
Class B common stock, $0.0001 par, 10,000,000 shares authorized, 176,022 and 175,832 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively.	18	18
Additional paid-in capital	983,713	983,713
Treasury Stock	(4,000)	(4,000)
Accumulated earnings	(193,169)	39,916
Total Stockholders’ Equity	787,170	1,020,255
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,429,194	$3,873,590

See accompanying notes, which are an integral part of these financial statements.

8

FEEL THE WORLD, INC.

STATEMENTS OF OPERATIONS

For the six months ended June 30, 2019 and 2018

	2019	2018

Net revenues	$5,268,631	$4,278,791
Cost of goods sold	2,790,164	1,990,785
Gross Profit	2,478,467	2,288,006

Operating Expenses:
General & administrative	730,059	616,720
Sales & marketing	1,433,867	748,358
Research & development	167,317	74,841
Operations	373,770	275,951
Total Operating Expenses	2,705,013	1,715,870

Income/(Loss) from Operations	(226,546)	572,136

Other Income / (Expense):
Interest income	192	75
Interest expense	(81,644)	(129,658)
Total Other Income / (Expense)	(81,452)	(129,583)

Income Before Income Tax	(307,998)	442,553

Income Tax (Expense) Benefit	74,913	(98,224)

Net Income	$(233,085)	$344,329

Weighted-average vested common shares outstanding
-Basic	6,255,433	6,255,433
-Diluted	6,570,433	6,570,433
Net gain/(loss) per common share
-Basic and Diluted	$(0.04)	$0.06
- Diluted	$(0.04)	$0.05

Note: In the opinion of Management, all adjustments necessary in order to make the interim financial statements not misleading have been included in the above Statement of Operations.

See accompanying notes, which are an integral part of these financial statements

9

FEEL THE WORLD, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

For the six months ended June 30, 2019 and 2018

	Preferred Stock		Class A Common Stock		Class B common Stock		Treasure Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Stockholders’ Equity/ (Deficiency)
Balance at January 1, 2017	—	—	6,000,000	$600	—	—	—	—	$112,784	$(91,498)	$21,886

Net Income	—	—	—	—	—	—	—	—	—	$126,582	$126,582

Stock Sales	—	—	79,351	$8	176,832	$18			$1,024,706		$1,024,732

Stock Repurchases					(1,000)		1,000	$4,000			$(4,000)

Stock Offering Costs	—	—	—	—	—	—	—	—	$(154,777)		$(154,777)

Balance at December 31, 2017	—	—	6,079,351	$608	175,832	$18	1,000	$4,000	$982,713	$35,084	$1,014,423

Net Income	—	—	—	—	—	—	—	—	—	$4,832	$4,832

Stock Sales	—	—	—	—	250	$0			$1,000		$1,000

Balance at December 31, 2018	—	—	6,079,351	$608	176,082	$18	1,000	$4,000	$983,713	$39,916	$1,020,255

Net Income (Loss)										$(307,997)	$(307,997)

Balance at June 30, 2019	—	—	6,079,351	$608	176,082	$18	1,000	$4,000	$983,713	$(268,081)	$712,258

See accompanying notes, which are an integral part of these financial statements

10

FEEL THE WORLD, INC.

STATEMENTS OF OPERATIONS

For the six months ended June 30, 2019 and 2018

	Six months ended June 30
	2019	2019

Cash Flows From Operating Activities	-$233,085	$344,329
Net Income
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	55,584	45,595
Expenses recorded for stock option compensation	—	82,488
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	-126,247	-88,915
(Increase)/Decrease in inventory	-270,986	192,637
(Increase)/Decrease in inventory in transit	675,340	-332,133
(Increase)/Decrease in collateral deposit	—	-75
(Increase)/Decrease in prepaid expense	29,137	-7544
(Increase)/Decrease in tax accounts	-85,390
Increase/(Decrease) in accounts payable	6,754	-18,976
Increase/(Decrease) in accrued expenses	8,571	7,958
Increase/(Decrease) in customer deposits	-128,655	-146,876
Net Cash Used in Operating Activities	-68,977	78,488

Cash Flows From Investing Activities
Cash paid for property and equipment	-89,192	-59,354
Net Cash Used in Investing Activities	-89,192	-59,354

Cash Flows From Financing Activities
Advances/(repayments) from related parties, net	-8,342	42,094
Proceeds/(repayments) from deferred lease payable	-5,957	-12,802
Proceeds/(repayments) from (on) line of credit	0	0
Net proceeds from line of credit	0	0
Net principle payments on term loans	-70,204	1,000
Treasury stock purchases	0	-21,042
Net Cash Provided by Financing Activities	-84,502	9,250

Net Change in Cash	-242,671	28,384
Cash at Beginning of Period	1,146,971	448,671
Cash at End of Period	$904,300	$477,055

Cash paid for interest	$77,916	$93,351
Cash paid for income taxes	$0	$355,320

See accompanying notes, which are an integral part of these financial statements

11

FEEL THE WORLD, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized December 17, 2010 under the laws of Delaware. The Company sells footwear to retailers and direct to consumers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2019 and December 31, 2018, the Company’s cash balances exceeded FDIC insured limits by $607,440 and $648,186, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has no accounts receivable allowances as of June 30, 2019 and December 31, 2018, respectively.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2019 and December 31, 2018 consist of products purchased for resale and any materials the Company purchased to modify the products. Beginning in November 2018 the Company insourced the warehousing and fulfillment of its inventory. Prior to that time, a third party had provided warehousing and fulfillment services. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in 'Cost of sales' in the statements of operations.

12

FEEL THE WORLD, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018

Inventory in Transit

Inventory in transit is advance payments for goods manufactured for sale that have not yet been received at our warehouses. Amounts included in Inventory in Transit include deposits of $50,816 and $515,269 for inventory not yet shipped from the manufacturer for June 30, 2019 and December 31, 2018, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation/amortization is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at June 30, 2019, and December 31, 2018 consist of footwear manufacturing assets and equipment assets with 3-10 year lives. Capital assets and depreciation expense as of June 30, 2019 and December 31, 2018 (full year deprecation) are as follows:

	June 30, 2019	December 31, 2018
Footwear molds	$527,399	$454,098
Footwear lasts	4,340	4,340
Furniture and equipment	64,299	64,299
Trade Show Booth	2,905	2,905
Website	30,000	30,000
Leasehold improvements	44,856	28,965
	673,798	584,607
Accumulated depreciation	393,902	338,318
Property and equipment, net	$279,896	$246,289
Depreciation Expense	$55,584	$118,171

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

13

FEEL THE WORLD, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Accounts Payable

In addition to invoices for goods and services, Accounts Payable includes a trade account payable with United Parcel Service Capital Corporation (UPS).  On January 10, 2018, the Company entered into an agreement with UPS for a $400,000 unsecured cargo finance line of credit with an interest rate of prime plus 2% in addition to a 1% origination fee on the drawn balance. In 2018, the Company pulled down $400,000 on the line and repaid $400,000 in accordance with the repayment terms. In February 2019, the line was increased to $500,000. In the first six months of 2019, the Company drew down $350,000 on the line and repaid $350,000 in accordance with repayment terms. Interest and related fees of $10,625 and $5,249 were paid in the six months ended June 30, 2019 and 2018, respectively.

Customer Deposits

International distributors and some large international wholesale customers pay a portion of their order at the time the order is placed. In accordance with revenue recognition policies (see below), these amounts are recorded as deferred revenue until all revenue conditions have been met.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. The Company regularly evaluates its sales tax liabilities and currently collects sales tax in 34 jurisdictions. These taxes are recorded as a liability until remittance. Liabilities are also recorded for store credits issued to customers.

The Company has determined that, per ASC rules regarding revenue recognition, we are a principal in these transactions based on the following:

•	(ASC 605-45-45-4) Primary Obligor: The Company takes responsibility for fulfillment, including acceptability of the products or services ordered by the customer.
•	(ASC 605-45-45-5) General inventory risk: The Company takes title to the product before product is ordered by a customer and will take title back if it is returned by a customer.
•	(ASC 605-45-45-8) Latitude in establishing price: The Company has latitude to establish pricing to customers.

14

FEEL THE WORLD, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the statement of operations. As of June 30, 2019 and 2018, the Company had merchant account fees of $99,441 and $75,470, respectively.

Shipping and Handling Costs and Fees

Shipping and handling costs are expensed as incurred and are included in 'Cost of sales' in the statements of operations. Shipping and handling fees billed to customers are included in revenues.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings per Share

Net earnings per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share will reflect the actual weighted average of common shares issued and outstanding during the period. The Company issued 315,000 options for Class A Voting Shares on May 15, 2016 to a key employee. These options are dilutive and have been included in the June 30, 2019 and 2018 fully diluted earnings per share calculation.

NOTE 3: STOCKHOLDERS’ EQUITY

Capital Stock

On November 9, 2016, the Company amended and restated its articles of incorporation (the “Amended Articles”) to authorize additional share classes and stock and to convert all outstanding common stock to Class A Voting Common Stock. The amended articles authorized a total of 20,000,000 shares of Class A Voting Common Stock ($0.0001 par); 10,000,000 shares of Class B Non-Voting Common Stock ($0.0001 par); and 10,000,000 shares of Preferred Stock ($0.0001 par). As of June 30, 2019 and December 31, 2018, the Company had 6,079,351 and 6,079,351 shares of Class A Voting Common Stock issued and outstanding, respectively. At June 30, 2019 and December 31, 2018, the Company had 176,082 and 176,082 shares of Class B Non-Voting Common Stock issued and outstanding, respectively. The Company had 0 shares of Preferred Stock issued and outstanding at the end of June 30, 2019 and December 31, 2018. The Company has reserved 1,133,181 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan.

15

FEEL THE WORLD, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share of such stock held of record upon any matter (including, without limitation, the election of one or more directors) properly considered and acted upon by the holders of Class A Voting Common Stock. Cumulative voting shall not be permitted for the election of directors or otherwise by the holders of the Class A Voting Common Stock. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

Subject to the preferential rights of any shares of issued Preferred Stock, the holders of shares of both the Class A and the Class B Common Stock shall be entitled to receive, when and if declared by the Company’s Board of Directors, out of the assets of the Company that are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

In the event of any dissolution, liquidation or winding up of the affairs of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of the Class A and the Class B Common Stock shall be entitled, unless otherwise provided by law or the Company’s certificate of incorporation, to receive all of the remaining assets of the Company of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

On March 7, 2017, the Company was qualified by the Securities and Exchange Commission (“SEC”) to sell its shares directly to the public in a Regulation A offering. It launched an equity crowd funding campaign to raise up to $3,000,000 by selling up to 500,000 shares of Class A Common Stock and 250,000 Class B Common Stock at $4.00 per share (the “Offering”). To date, the Company raised $1,025,706 in gross investor contributions. The raise expenses of $154,777 are reflected as contra-equity.

In December 2017, the Company repurchased 1,000 Class B Common Stock shares from an investor due to unforeseen and extenuating circumstances on the part of the investor. The shares were repurchased at the original issue value of $4 per share and were recorded as Treasury Stock. In January 2018, the Company completed the sale of 250 Class B Common Stock shares from an investor that had been delayed during the crowd offering.

16

FEEL THE WORLD, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018

NOTE 4:  SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company’s outstanding borrowings consisted of the following as of June 30, 2019 and

December 31, 2018:

Borrowings:	June 30, 2019	December 31, 2018
JP Morgan Chase Loan (a)	$2,128,945	$2,199,119
JP Morgan Chase Line of Credit (b)	0	0
US Bank Line of Credit (c)	0	0
Mettle Ventures (d)	0	0
Genlink (e)	0	0
NewTek (f)	0	0
Total Borrowings:	$2,128,945	$2,119,119

(a) On September 6, 2018, the Company entered into an agreement with JPMorgan Chase to refinance their existing debt and expand their borrowing capacity, extinguishing approximately $1,830,000 in existing debt with the loan proceeds: $1,500,000 of interest-only debt scheduled to be repaid in April 2019, approximately $300,000 related to an SBA loan with a 2024 maturity, and an estimated $30,000 bank line of credit. The $2,318,300 SBA loan is a fully amortizing 10-year note with fixed interest rate of 6.05%. Payments of $25,800 per month replace payments averaging approximately $22,000 related to the extinguished debt. Interest expense on this note was $67,362 and $0 for the six months ended June 30, 2019 and 2018, respectively.

(b) On September 5, 2018, the Company entered into an agreement with JPMorgan Chase for a line of credit with a $50,000 limit. The line was not accessed in from issuance through June 30, 2019. On July 26, 2019, the Company entered into an agreement with JPMorgan Chase for an additional line of credit for $400,000.

(c) The Company paid down the entire balance and extinguished this debt with US Bank in September 2018. In 2014, the Company had entered into an agreement with US Bank for a $30,000 line of credit at the Wall Street Journal Prime Rate + 4%. The approved credit line was subsequently increased to $36,000. Payments were due monthly in an amount equal to 2.5% of the outstanding principal balance plus any other owed costs or fees, or $100, whichever is greater. Interest expense on this note was $0 and $1,377 for the six months ended June 30, 2019 and 2018, respectively. The unpaid principal balance was $0 and $0 as of June 30, 2019 and December 31, 2018, respectively. This is a demand line of credit, cancelable at any time. In 2018, there were interest rate increases on January 1, 2018 and April 1, 2018.

17

FEEL THE WORLD, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018

(d) The Company paid down the entire balance and extinguished the debt with Mettle Ventures, LLC (Mettle) in September 2018. Prior to that time, the Company had a long-standing borrowing relationship with Mettle. On November 2, 2015, the Company amended the prior loan agreement with Mettle to increase the loan amount to $600,000, bearing interest of 14%, with a balloon maturity date of April 30, 2017. This loan required monthly payments of interest, and included a provision that the monthly interest payment is the greater amount of actual interest or $4,667. On November 18, 2016, the Company signed as amendment to the promissory note and loan agreement with Mettle, extending the maturity date from April of 2017 to April of 2019. This amendment also removed the minimum outstanding balance provision for this line of credit. At June 30, 2019 and December 31, 2018, the balances were $0 and $600,000, respectively. Interest expense of $0 and $41,655 were recorded for the six months ended June 30, 2019 and 2018, respectively. Mettle has shared owners and advisors with Genlink Capital.

(e) The Company paid down the entire balance and extinguished this debt with Genlink Capital in September 2018. The Company had initiated a loan agreement with Genlink Capital for use in purchasing inventory in November 2016. This loan was a $900,000 non-revolving line of credit, with a 14% fixed interest rate, interest payments due monthly, and principal due with an April 2019 maturity date. At June 30, 2019 and December 31, 2018 respectively, the unpaid principal balances were $0 and $900,000 where the carrying balances of $0 and $897,632 on the balance sheet had been reduced by unamortized loan fees. Interest expense of $0 and $13,784 were recorded for the six months ended June 30, 2019 and 2018, respectively. Genlink Capital has shared owners and advisors with Mettle.

(f) The Company paid down the entire balance and extinguished this debt with Newtek Small Business Finance (Newtek) in September 2018. The Company had entered into a 10-year term loan agreement with Newtek in the amount of $519,000 bearing interest of prime rate plus 2.75% (7% at December 31, 2017, 7.25% on April 1, 2018 and then 7.5% on June 1, 2018), with a required monthly principal and interest payment of $5,797 in September 2014. This loan required a $75,000 collateral deposit from the Company and had a maturity date of July 31, 2024. Interest expense on this note was $0 and $62,827 for the six months ended June 30, 2019 and 2018, respectively.

Future minimum principal payments (net of loan fee amortization) under the Company’s outstanding loan are as follows as of June 30, 2019

2019	$86,566
2020	181,440
2021	193,115
2022	205,520
2023	218,693
Thereafter	1,243,611
Total	$2,128,945

NOTE 5:  INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

18

FEEL THE WORLD, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018

For the six months ended June 30, 2019, the Company has a deferred income tax benefit due to an evaluation of future projections, indicating that the Company will more-likely-than-not realize the tax benefit, and therefore, no valuation allowance was recorded.

Deferred tax assets and liabilities as of June 30, 2019 and December 31, 2018, are as follows:

	6/30/19	12/31/18
Deferred Tax Assets
Net operating loss carryforwards	$71,587	$0
Charitable contribution carryforward	29,466	18,351
R&D credit carryforward	38,517	40,466
Employee stock option	14,088	14,088
	153,658	72,905

Deferred tax liability
Property and Equipment	(58,298)	(49,106)
Amortization	(1,684)	(1,165)
	(59,982)	(50,271)

Net deferred tax asset	$93,676	$22,634

As of June 30, 2019 and December 31, 2018, the Company has a charitable contribution carryover of $119,499 and $73,968, respectively, as well as research and development and general business credits of $38,517 and $40,466, respectively. The Company's net operating loss carryforward as of As of June 30, 2019 and December 31, 2018 was $292,373 and $0, respectively, which will carryforward indefinitely.

The Company is not presently subject to any income tax audit in any taxing jurisdiction. All returns since inception remain open to audit.

The following table reconciles the statutory federal income tax rate to actual rates based on income or loss before income taxes as of June 30, 2019 and December 31, 2018 respectively.

	6/30/19	12/31/18
Federal taxes at statutory rate	21%	21%
State income taxes, net of federal tax benefit	3%	8%
Research and development credits	2%	-18%
Change in tax rates as a result of the Tax Act	0%	27%
Prior year adjustments	-1%	54%
Other	-1%	3%
Effective income tax rate	24%	95%

The Company is not presently subject to any income tax audit in any taxing jurisdiction.

19

FEEL THE WORLD, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018

NOTE 6: LEASE OBLIGATIONS

The Company operates in two leased locations for offices and warehouse functions Broomfield, Colorado and Denver, Colorado, respectively. The Company has renewed and expanded its leased space over the past several years to accommodate growth and changing needs.

Location	Lease Start	Lease Term	Lease Status	Lease Incentive

Broomfield	January 1, 2015	38 months	Expired	-
Broomfield	January 1, 2017	36 months	Expired	$50,000 rent allowance
Denver	October 1, 2017	39 months	Active	First three months free
Broomfield	September 1, 2018	60 months	Active	$73,160 leasehold improvement reimbursement

Under accounting guidelines, any credits received are amortized over the term of the leases for financial reporting purposes. The monthly payments on the Broomfield space are between $10,602 and $11,956 per month throughout the term of the lease. The monthly payments on the Denver space are between $9,062 and $10,879 per month throughout the term of the lease.

Future minimum cash payments due under this lease agreement are as follows:

	Base Rent	Estimated Operating Cost	Total Lease Obligations

2019	$87,868	$38,000	$125,868
2020	178,736	76,000	254,736
2021	99,985	37,385	137,370
2022 and beyond	174,365	62,308	236,673
Total	$540,954	$213,693	$754,647

Total rent expense for the six months ended June 30, 2019 and 2018 was $127,565 and $106,423, respectively.

NOTE 7: RELATED PARTIES

The stockholder of the Company’s outstanding stock and officer of the Company advances funds to the Company and receives repayments on such advances throughout the year in the form of allowing Company use of personal credit cards. The balances due under this arrangement as of June 30, 2019 and December 31, 2018 were $242 and $8,584, respectively.

20

FEEL THE WORLD, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018

NOTE 8: EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, Company implemented a 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 1,133,181 shares of Class A Voting Common Stock for issuance under the Plan. In May 2016, the Company granted 315,000 fully vested stock options at a strike price of $0.83 per share to its Chief Product Officer. We use the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of our stock price, and the risk-free interest rate, among others. These assumptions reflect our best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of our control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. We expense all stock-based compensation awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. As there were no additional stock options granted in the six months ended June 30, 2019 and 2018, there was no stock option compensation expense. There was no unrecognized compensation expense. As of June 30, 2019 and December 31, 2018, there remain 818,181 shares available for issuance under the Plan.

The Company used the following assumptions for the Black Scholes option-pricing model to determine the value of the options granted:

Stock options granted
Weighted-average risk-free interest rate	1.92%
Volatility	41.5%
Expected term (in years)	5
Weighted-average grant date fair value per share	$0.165

NOTE 9: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on “Inventory (Topic 330): Simplifying the Measurement of Inventory”, which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. Management has applied this pronouncement and there has been no material effect on our financial statements.

21

FEEL THE WORLD, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018

In February 2016, the FASB issued a new accounting pronouncement regarding the financial reporting of leasing transactions. This new standard requires a lessee to record assets and liabilities on the balance sheet for the rights and obligations arising from leases with terms of more than 12 months. The Company is required to adopt the new standard on January 1, 2021 using a modified retrospective approach. Management is currently evaluating the potential impact that the adoption of this standard will have on the Company’s financial position, results of operations and related disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently reviewing the provisions of the new standard.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which would require adjustment or disclosure in these financial statements.

NOTE 12: Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current period presentation.

22

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on September 27, 2019.

Feel The World, Inc. d.b.a Xero Shoes

/s/ Lena Phoenix
By Lena Phoenix, Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Steven Sashen
Steven Sashen, Chief Executive Officer (Principal Executive Officer Date: September 27, 2019

/s/ Lena Phoenix
Lena Phoenix, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) Date: September 27, 2019